Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

July 28, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Inessa Kessman

Robert Littlepage

Charli Gibbs-Tabler

Matthew Crispino

Re:	Signing Day Sports, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 30, 2023
File No. 333-271951

Ladies and Gentlemen:

We hereby submit the responses of Signing Day Sports, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated July 14, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on June 30, 2023 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form S-1/A filed June 30, 2023

Results of Operations
Comparison of the Three Months Ended March 31, 2023 and 2022
Revenue, Net, page 46

1.	You state that, “Net revenues decreased approximately $0.03 million, or approximately 39.4%, due to approximately $52,000 in revenue recognized in the first quarter of 2022 that had been received and deferred in the fourth quarter of 2021.” However, recognizing deferred revenue does not explain the underlying reason for a decrease in revenue. Please expand your disclosure to explain the underlying reason for the decrease in revenue.

Response: We have revised the Registration Statement as requested by the Staff.

Cost of Revenues, page 47

2.	You state that “Cost of revenue decreased approximately $0.23 million, or approximately 74.1%, due to a decrease in the number of employees in our internal sales and marketing teams.” Please expand your disclosure to explain the underlying reason for the decrease in sales and marketing employees, and how less employees will help generate more revenue in future periods.

Response: We have revised the Registration Statement to reflect our revised analysis of the underlying reason for the decrease in cost of revenue for the three months ended March 31, 2023 compared to the three months ended March 31, 2022.

Advertising and Marketing, page 47

3.	Please describe the underlying reason for the decrease in advertising and marketing expense for the period ended March 31, 2023. Refer to Regulation S-K Item 303.

Response: We have revised the Registration Statement as requested by the Staff.

Comparison of Fiscal Years Ended December 31, 2022 and 2021

Revenues, Net, page 48

4.	You state that, “Net revenues for the years ended December 31, 2022 and 2021 was approximately $0.08 million and $0.3 million, respectively. Net revenues decreased approximately $0.26 million, or approximately 77.0%, due to an increase in the proportion of customers using our technology platform under a former free use arrangement.” However, this disclosure doesn’t explain the underlying reason for the decrease in revenue. Disclose the underlying reason for the decrease in revenue. Disclose if you have been unable to convert free users to paying customers.

Response: We have revised the Registration Statement as requested by the Staff.

5.	We note your response to prior comment #3, and we notice your use of estimates due to the unavailability of user records. Please expand your disclosure to describe the mechanism by which you estimated this data in the absence of user records.

Response: Upon further investigation, relevant user data were recovered and the Company determined the numbers of users for all high school sports program subscriptions and the former free use arrangement for the three months ended March 31, 2022 and the fiscal years ended December 31, 2022 and 2021. We have revised the Registration Statement to replace the estimates of the numbers of these users with the respective actual numbers of users.

Liquidity and Capital Resources

Recent Developments

8% Unsecured Promissory Notes and Warrants Private Placements Subsequent to March 31,

2023, page 53

6.	Your disclosure on page 53 refers to private placements entered in April 2023 and May 2023 for “8% unsecured promissory notes in the aggregate principal amount of $1,100,000.” However, on page F-19 you refer to the private placement entered in April 2023 and May 2023 for “8% unsecured promissory notes in the aggregate principal amount of $2,350,000.” Please reconcile the inconsistency between the two disclosures.

Response: We respectfully note that the referenced statement in the subsection “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Recent Developments – 8% Unsecured Promissory Notes and Warrants Private Placements Subsequent to March 31, 2023” related to the aggregate principal amount of 8% unsecured promissory notes issued in April 2023 and May 2023 only. Information relating to the 8% unsecured promissory notes issued as of March 31, 2023 is separately provided in the subsection “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Contractual Obligations – Convertible and Nonconvertible Interest-Bearing Unsecured Promissory Notes”. The referenced statement in Note 13, “Subsequent Events,” to the unaudited consolidated financial statements for the quarters ended March 31, 2023 and March 31, 2022, has been revised accordingly. Cross-references have also been added to each of the subsections of the section “—Liquidity and Capital Resources” referred to above for purposes of clarifying the location of relevant information in the Registration Statement.

Critical Accounting Policies

Stock Based Compensation, page 59

7.	We note you issued stock options in September 2022, March 2023, April 2023, and May 2023. We also note that you now disclose an estimated initial public offering price of $4.00 per share. Since you now have an estimated initial public offering price, please provide disclosure in your critical accounting policies and estimates as previously requested in our comment 14 from our letter dated December 7, 2022. Specifically, provide an analysis that includes the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Response: We have revised the Registration Statement to address the Staff’s request to provide the requested analysis, including expanded disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” and related updates to other sections of the Registration Statement.

In addition, below is a discussion and reconciliation of the differences between the fair values determined on each grant date, including the difference between the most recent grant date fair value and the Company’s offering range. The share and per share information below has been adjusted to give effect to the one-for-five (1-for-5) reverse stock split of the Company’s outstanding common stock which became effective on April 14, 2023.

Summary of Equity Grants and Common Stock Valuations

The Company has granted options to purchase common stock to certain employees, directors, officers and other service providers.

On September 9, 2022, 110,000 stock options were granted to employees and a newly-appointed independent director. On September 28, 2022, 152,000 stock options were granted to the Company’s directors and officers as stock-based compensation for work performed and expected future services. The exercise price of the stock options and the valuation of the shares of common stock underlying the stock options was modified to $3.10 per share pursuant to resolutions adopted by the Company’s board of directors on October 18, 2022.  The valuation was determined using the optional conversion price of the convertible note private placement that was being conducted at the time of the stock option grants.

On March 14, 2023, 53,800 stock options and 90,000 restricted stock awards were granted to employees. The valuation of the shares of common stock underlying the stock options was $3.10 per share. The Company elected to continue to use the same valuation from 2022 while a new convertible note private placement was being prepared.

On March 14, 2023, the Company’s board of directors approved a non-convertible note private placement with warrants having a $2.50 exercise price. The Company used the valuation of this private placement to value all new stock option grants from April 2023 to May 2023. From April 2023 to May 2023, 243,000 stock options were granted to employees, a newly-appointed independent director. The valuation of the shares of common stock underlying the stock options was $2.50 per share pursuant to resolutions adopted by the Company’s board of directors with respect to April 5, 2023, April 11, 2023, April 19, 2023, May 3, 2023, and May 9, 2023. The valuation was determined using the private placement warrant exercise price of $2.50 per share.

The Company has not granted any additional options or other equity awards since May 9, 2023.

On July 24, 2023, the Company engaged a third-party independent valuation firm, Scalar, LLC, which concluded that as of August 31, 2022, which the Company considered representative of the fair value of the underlying common stock of the options granted on September 9, 2022 and September 28, 2022 and modified on October 18, 2022 as described above, the fair market value of the Company’s common stock was $1.74 per share. Their Valuation Report as of August 31, 2022 applied a Probability-Weighted Expected Return Method (“PWERM”) analysis that reflected a 45% probability that the Company would complete an IPO, and a 55% probability that the Company would continue to operate privately. The Company performed a retrospective analysis based on the July 24, 2023 valuation on the financial statements previously issued and determined that any difference to stock compensation expense previously booked is not material to the financial statements as a whole for the year ended December 31, 2022 and the three-month period ended March 31, 2023. The Company also engaged Scalar, LLC to conduct a valuation analysis as of March 31, 2023, which the Company considered representative of the fair value of the underlying common stock of the options granted on March 14, 2023, April 5, 2023, April 11, 2023, April 19, 2023, May 3, 2023 and May 9, 2023, and concluded that the fair value of the Company’s common stock was $2.22 per share. Their Valuation Report as of March 31, 2023 applied a PWERM analysis that reflected a 70% probability that the Company would complete an IPO and a 30% probability that the Company would continue to operate privately. The valuation analyses were conducted to substantiate the use of our private placement offerings to value the shares of common stock underlying the stock option grants, and is conservative in that the Company’s stock option grants are priced higher than the respective valuations indicated in these Valuation Reports.

Explanation and Reconciliation of Difference Between the Fair Value of the Company’s Common Stock in August 2022 and March 2023 and the Estimated Initial Public Offering Range

We believe that the difference between the fair value of our common stock as of August 31, 2022 and March 31, 2023 is the result of a number of factors, including the following:

●	The probability of completing an assumed initial public offering from August 31, 2022 to March 31, 2023 increased from 45% to 70%, respectively, having filed a registration statement and amendments to such registration statement with the SEC;

●	An increase in growth capital to fund technology advancements, resulting in the near term capability of launching additional sports;

●	An increase in customer retention efforts through marketing and technology advancements;

We believe the difference between fair value of our common stock as of March 31, 2023 and the estimated price range for the Company’s initial public offering of $4.00 to $6.00 per share of common stock is the result of a number of factors, including the following:

●	The completion of the initial public offering with no weighting placed on any other outcome such as a private going concern or acquisition. As a result, the assumed initial public offering price effectively weights the completion of the initial public offering at 100%. In contrast, the weighted probability of completing an initial public offering as of March 31, 2023 was 70%.

●	The initial public offering price range assumes that the initial public offering is completed and a public market for our common stock will develop, and excludes any marketability or minority discount for our common stock. The determination of the fair value as of March 31, 2023 reflected the value of our common stock on a non-marketable basis given the uncertainty of how the market would develop for an initial public offering in the subsequent months.

●	The initial public offering also assumes our receipt of net proceeds would substantially strengthen our balance sheet, allow capital for growth initiatives, and mitigate some financial risks associated with operating as a private company.

●	Other objective and subjective factors in the fair value determination that are applicable to valuations based on private company valuation methodologies may not have been taken into account in the analysis performed by the underwriters of the Company’s initial public offering in considering the estimated preliminary price range for the initial public offering.

As noted above, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters of the Company’s initial public offering, and was based on factors that are not necessarily the same or that were not necessarily applied in the same way as the factors used in determining fair value including those described above. Among the factors that were considered in setting this range were the following:

●	the information set forth in the Company’s prospectus and otherwise available to the representative of the underwriters of the Company’s initial public offering;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the recent prices of, and demand for, shares sold by us prior to the initial public offering;

●	the general condition of the securities markets at the time of the initial public offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the representative of the underwriters of the Company’s initial public offering.

We will also provide the Staff with updates to the above analysis and analysis of any other applicable equity-related transactions through the effectiveness date of the Registration Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 220-6814 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Signing Day Sports, Inc.

By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.